December 10, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C 20549

Re:	ClearLight Biotechnologies, Inc.
Offering Statement on Form 1-A
Filed November 19, 2021
Amendment No. 1 filed December 2, 2021
File No. 024-11720 (the "Offering Statement")

Ladies and Gentlemen:

 In response to your letter of November 30, 2021, please be advised that on December 5, 2021, ClearLight Biotechnologies, Inc. ("ClearLight"), registered the offering by Coordination in the state of

Colorado.  ClearLight also filed a Limited Offering Exemption Notice in the state of California on December 6, 2021.

 No participant in the Offering is required to clear its compensation arrangement with FINRA.

 Please qualify the Offering Statement on December 13, 2021 at 9 am Eastern time.

Very truly yours,

/s/ Albert Hansen
Albert Hansen
CEO of ClearLight

cc:  Karen Muller, Esq., counsel to ClearLight

      Olivia Bobes, SEC Law Clerk